UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: June 2024

Commission File Number: 001-15160

Brookfield Corporation
(Name of Registrant)

Brookfield Place
Suite 100
181 Bay Street, P.O. Box 762
Toronto, Ontario, Canada M5J 2T3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Exhibits 99.1, 99.2 and 99.3 of this Form 6-K shall be incorporated by reference as exhibits to the Registration Statement of Brookfield Corporation and Brookfield Finance Inc. on Form F-10 (File Nos. 333-279601 and 333-279601-02).

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Eleventh Supplemental Indenture among Brookfield Finance Inc., Brookfield Corporation and Computershare Trust Company of Canada, dated June 21, 2024
99.2	Supplemental Indenture, dated June 21, 2024, to the Tenth Supplemental Indenture, dated as of March 4, 2024, among Brookfield Finance Inc., Brookfield Corporation and Computershare Trust Company of Canada
99.3	Consent of Torys LLP, dated June 21, 2024
99.4	Consent of Goodmans LLP, dated June 21, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD CORPORATION

Date: June 21, 2024	By:	/s/ Swati Mandava
		Name:	Swati Mandava
		Title:	Managing Director, Legal & Regulatory